UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of June 2016

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 1Q2016 consolidated results
2.	1Q16 Consolidated Earnings Results

Item 1

Report of 1Q2016

consolidated results

Information reported in Ps billions(1) and under

Full IFRS

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States, registered with Colombia’s National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission (“SEC”). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a “foreign private issuer” under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB.

Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first quarter 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Bogotá May 27, 2016. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated attributable net income result of Ps 466.4 billion for 1Q16 versus a Ps 693.4 billion figure reported for 4Q15. ROAE for the quarter was 12.9% and ROAA for the quarter was 1.5% (Excluding the non-recurring impact of the payment of the wealth tax, ROAE and ROAA would have been 17.8% and 2.0% respectively).

The following are the main highlights of our 1Q16 results under Full IFRS:

•	Attributable Net Income for the period, before the wealth tax, was 645.3 billion pesos or 29 pesos per share, showing a 19% increase versus the comparable 1Q15 result of 542.9 billion pesos or 24 pesos per share. Including the wealth tax, attributable Net Income for the period was 466.4 billion versus 334.2 billion in 1Q15.

•	Total gross loan portfolio (excluding interbank and overnight funds) grew by 16.7% in the last twelve months and showed a slight decrease of 0.3% during the first quarter of 2016. In absence of the movements of the COP-USD foreign exchange rate of the period, the loan portfolio would have grown 1.1%.

•	Deposits grew at 0.7% in the quarter, a healthier pace than the growth in loans; as a result the ratio of Deposits to Net Loans improved from 0.96x in December 2015 to 0.98x in March 2016. In absence of the movements of the COP-USD foreign exchange rate of the period, the deposits would have grown 2.1%.

•	Average yield on loans showed a 80 pbs. increase between 4Q15 and 1Q16 closing at 10.9% for this quarter.

•	During 1Q2016 and in line with an increase in the Central Bank rate, cost of funds increased by approximately 50 bps. to 4.1% from 3.6% in 4Q15. As a result, the spread between the average yield on loans and the average cost of total funds improved by 30 bps. from 4Q15 to 1Q16 closing at 6.8% in this quarter.

•	NIM on loans improved by 27 pbs. in the quarter reaching 6.5% when compared to 4Q15; NIM on total investments was 1.3%, showing a slight deterioration versus the 1.4% reported in 4Q15, and Total NIM improved by 24 bps versus 4Q15 to 5.7% in 1Q16.

•	Cost of risk for 1Q16 was 2.0% before recoveries of provisions and 1.9% after such recoveries. These ratios were affected by certain non-recurrent provisions made during the quarter and by the decrease in the size of the loan portfolio.

•	When compared to 4Q15, our efficiency improved both on a cost to income basis and on a cost to asset basis. Efficiency ratios for 1Q16 were 44.1% and 3.4% respectively.

•	During 1Q16, the return on assets, excluding the wealth tax payment, was 2.0% (1.5% including wealth tax), and the return on equity, excluding the attributable portion of the wealth tax payment, was 17.8% (12.9% including the attributable wealth tax).

•	As of March 31, 2016 our banks show stronger Tier 1 and Total Solvency Ratios than the previously reported for December 31, 2015, particularly in Banco de Bogotá.

•	We are currently finalizing the analysis of measures that we expect to put in place during 2016 which will boost Banco de Bogotá’s capital ratios as calculated by the rating agencies. We have already engaged the local regulators, our auditors and rating agencies and expect to announce such plans to the market in the coming weeks once all discussions and pro-forma calculations have been agreed upon by all parties involved.

1/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Cash and cash equivalents	18,673.1	22,285.0	21,366.3	-4.1%	14.4%
Total financial assets held for trading through profit or losses	7,666.5	5,608.2	5,927.9	5.7%	-22.7%
Total available for sale financial assets	19,745.7	19,684.9	20,368.4	3.5%	3.2%
Investments held to maturity	2,594.4	2,395.3	2,288.4	-4.5%	-11.8%
Other financial assets at fair value through profit or losses	1,776.9	1,891.7	1,933.3	2.2%	8.8%
Total financial assets held for investment	31,783.5	29,580.1	30,517.9	3.2%	-4.0%
Total loans and receivables, net	120,965.2	141,827.7	140,064.6	-1.2%	15.8%
Tangible assets	5,921.2	6,514.0	6,572.0	0.9%	11.0%
Goodwill	6,276.7	7,056.0	6,825.9	-3.3%	8.7%
Concession arrangements rights	1,935.6	2,390.7	2,453.3	2.6%	26.7%
Other assets	5,406.7	7,025.8	7,072.3	0.7%	30.8%
Total assets	190,962.0	216,679.3	214,872.2	-0.8%	12.5%
Derivative instruments held for trading	1,110.4	1,143.2	1,164.0	1.8%	4.8%
Deposits from clients at amortized cost	121,517.2	135,954.6	136,882.7	0.7%	12.6%
Interbank borrowings and overnight funds	7,376.4	9,474.9	9,268.8	-2.2%	25.7%
Borrowings from banks and others	13,719.2	18,750.6	16,561.9	-11.7%	20.7%
Bonds	15,178.2	16,567.1	15,836.9	-4.4%	4.3%
Borrowings from development entities	2,022.9	2,506.6	2,623.4	4.7%	29.7%
Other liabilities	8,986.0	9,375.9	9,649.4	2.9%	7.4%
Total liabilities	169,910.3	193,773.0	191,987.1	-0.9%	13.0%
Equity attributable to owners of the parent company	13,395.2	14,567.6	14,380.1	-1.3%	7.4%
Non-controlling interests	7,656.5	8,338.7	8,505.0	2.0%	11.1%
Total equity	21,051.7	22,906.3	22,885.1	-0.1%	8.7%
Total liabilities and equity	190,962.0	216,679.3	214,872.2	-0.8%	12.5%

Consolidated Statement of income	1Q15	4Q15	1Q16	Δ
Interest income	3,213.4	3,860.3	4,165.3	7.9%	29.6%
Interest expense	1,289.8	1,609.1	1,848.1	14.9%	43.3%
Net interest income	1,923.6	2,251.2	2,317.2	2.9%	20.5%
Impairment loss on loans and accounts receivable	445.2	615.0	718.5	16.8%	61.4%
Impairment loss on other financial assets	9.2	13.7	1.2	-91.3%	-87.1%
Recovery of charged-off assets	(48.2)	(55.6)	(49.7)	-10.7%	3.0%
Impairment loss on financial assets, net	406.2	573.2	670.1	16.9%	65.0%
Net income from commissions and fees	846.6	1,034.9	1,050.3	1.5%	24.1%
Net trading income	(3.5)	236.7	132.8	-43.9	N.A.
Net income from financial instruments designated at fair value	38.3	38.3	41.7	8.9%	8.9%
Total other income (expense)	592.9	610.2	752.7	23.4%	26.9%
Total other expenses	1,992.0	2,002.4	2,255.1	12.6%	13.2%
Income before income tax expense	999.7	1,595.7	1,369.5	-14.2%	37.0%
Income tax expense	442.8	443.6	573.9	29.4%	29.6%
Net income before non-controlling interest	556.9	1,152.1	795.6	-30.9%	42.9%
Non-controlling interest	222.7	458.7	329.2	-28.2%	47.8%
Net income attributable to the owners of the parent company	334.2	693.4	466.4	-32.7%	39.6%

Key ratios	1Q15	4Q15	1Q16
Net Interest Margin(1)	5.4%	5.5%	5.6%
Net Interest Margin (including net trading income)(1)	5.5%	5.5%	5.7%
Efficiency ratio(2)	47.4%	47.1%	44.1%
ROAA(3)	1.2%	2.2%	1.5%
ROAE(4)	9.9%	19.6%	12.9%

30 days PDL / Total loans and leases (5)	2.5%	2.4%	2.7%
Provision expense / Average loans and leases (6)	1.5%	1.8%	2.0%
Allowance / 30 days PDL (5)	1.1	1.1	1.0
Allowance / Total loans and leases	2.7%	2.6%	2.7%
Charge-offs / Average loans and leases (6)	1.4%	0.9%	1.6%

Total loans and leases, net / Total assets	63.3%	65.5%	65.2%
Deposits / Total loans and leases, net	100.5%	95.9%	97.7%
Equity / Assets	11.0%	10.6%	10.7%
Tangible equity ratio (7)	7.9%	7.3%	7.4%

Shares outstanding (EoP)	22,281,017,159	22,281,017,159	22,281,017,159
Shares outstanding (Average)	22,281,017,159	22,281,017,159	22,281,017,159
Common share price (EoP)	1,160.0	1,090.0	1,150.0
Preferred share price (EoP)	1,165.0	1,090.0	1,170.0
BV/ EoP shares in Ps.	601.2	653.8	645.4
EPS	15.0	31.1	20.9

P/E (8)	19.4	8.8	14.0
P/BV (8)	1.9	1.7	1.8

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net (excluding others); (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) Total loans excluding interbank and overnight funds and 30 days past due calculated on a capital basis do not include interest accounts receivables; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

2/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Statement of Financial Position Analysis

1. Assets

Total assets as of March 31, 2016 totaled Ps 214,872.2 billion showing an increase of 12.5% versus March 31, 2015 and a decrease of 0.8% versus December 31, 2015. Growth in assets was mainly driven by a 15.8% year over year growth in total loans and receivables, net to Ps 140,064.6 billion. When excluding FX, asset growth would have been 8.2% versus March 31, 2015 and 0.6% versus December 31, 2015 and for the total loans and receivables, net growth would have been 11.4% and 0.2%, respectively.

1.1 Loans and receivables, net

Total loans and leases operations and receivables portfolio increased by 15.8% between March 31, 2015 and March 31, 2016 to Ps 143,879.2 billion (11.5% excluding FX) driven by (i) a 14.3% increase in Commercial loans and leases to Ps 85,032.0 billion (11.3% excluding FX), (ii) a 19.0% increase in Consumer loans and leases to Ps 42,214.7 billion (13.5% excluding FX), (iii) a 26.1% increase in Mortgages and housing leases to Ps 13,338.5 billion (14.7% excluding FX) and (iv) a 5.9% increase in Microcredit loans and leases to Ps 394.5 billion (5.9% excluding FX).

Total loans and receivables, net	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Loans and receivables
Commercial loans and leases	74,407.3	85,413.2	85,032.0	-0.4%	14.3%
Consumer loans and leases	35,475.7	42,230.5	42,214.7	0.0%	19.0%
Mortgages and housing leases	10,581.0	13,418.1	13,338.5	-0.6%	26.1%
Microcredit loans and leases	372.7	399.3	394.5	-1.2%	5.9%
Loans and receivables	120,836.7	141,461.0	140,979.7	-0.3%	16.7%
Interbank & overnight funds	3,378.9	4,085.0	2,899.6	-29.0%	-14.2%
Total loans and leases operations and receivables portfolio	124,215.5	145,546.0	143,879.2	-1.1%	15.8%
Allowance for impairment of loans and receivables	(3,250.3)	(3,718.3)	(3,814.7)	2.6%	17.4%
Allowance for impairment of commercial loans	(1,662.0)	(1,874.6)	(1,877.5)	0.2%	13.0%
Allowance for impairment of consumer loans	(1,443.8)	(1,681.8)	(1,763.4)	4.9%	22.1%
Allowance for impairment of mortgages	(96.4)	(112.7)	(120.7)	7.1%	25.2%
Allowance for impairment of microcredit loans	(48.1)	(49.2)	(53.0)	7.8%	10.4%
Total loans and receivables, net	120,965.2	141,827.7	140,064.6	-1.2%	15.8%

3/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

The following table shows the loan composition per entity. Banco de Bogotá decreased its share to 65.5% and Banco de Occidente increased its share to 18.3%.

Gross loans / Bank ($)	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Banco de Bogotá	79,340.4	96,113.2	94,238.1	-2.0%	18.8%
Domestic	48,111.6	53,184.6	53,524.1	0.6%	11.2%
Central America	31,228.8	42,928.6	40,714.0	-5.2%	30.4%
Banco de Occidente	23,059.2	26,420.7	26,395.5	-0.1%	14.5%
Banco Popular	13,756.0	14,673.8	15,087.7	2.8%	9.7%
Banco AV Villas	8,217.0	8,847.2	8,880.0	0.4%	8.1%
Eliminations	(157.1)	(508.9)	(722.0)	41.9%	359.7%
Total Grupo Aval	124,215.5	145,546.0	143,879.2	-1.1%	15.8%

Gross loans / Bank (%)	1Q15	4Q15	1Q16

Banco de Bogotá	63.9%	66.0%	65.5%
Domestic	38.7%	36.5%	37.2%
Central America	25.1%	29.5%	28.3%
Banco de Occidente	18.6%	18.2%	18.3%
Banco Popular	11.1%	10.1%	10.5%
Banco AV Villas	6.6%	6.1%	6.2%
Eliminations	-0.1%	-0.3%	-0.5%
Total Grupo Aval	100%	100%	100%

As detailed below, of the total of Grupo Aval’s loans, 71.7% are domestic and 28.3% are foreign (reflecting the Central American operations). Total foreign loans grew 30.4% during the past 12 months and decreased by 5.2% in the quarter. The growth in our Central American operations versus 1Q15 is largely attributable to the effect of the Colombian Peso’s depreciation. Excluding FX yearly and quarterly growth for our Central American operations would have been 12.9% and a decrease of 0.5%, respectively.

Gross loans	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Domestic
Commercial loans and leases	61,745.4	67,810.2	68,607.5	1.2%	11.1%
Consumer loans and leases	24,423.6	27,091.6	27,626.1	2.0%	13.1%
Mortgages and housing leases	3,836.5	4,758.4	4,996.3	5.0%	30.2%
Microcredit loans and leases	372.7	399.3	394.5	-1.2%	5.9%
Interbank & overnight funds	2,608.5	2,557.9	1,540.8	-39.8%	-40.9%
Total domestic loans	92,986.7	102,617.4	103,165.2	0.5%	10.9%
Foreign
Commercial loans and leases	12,661.9	17,602.9	16,424.5	-6.7%	29.7%
Consumer loans and leases	11,052.1	15,139.0	14,588.6	-3.6%	32.0%
Mortgages and housing leases	6,744.5	8,659.7	8,342.1	-3.7%	23.7%
Microcredit loans and leases	-	-	-	-	-
Interbank & overnight funds	770.3	1,527.1	1,358.8	-11.0%	76.4%
Total foreign loans	31,228.8	42,928.6	40,714.0	-5.2%	30.4%
Total loans and leases operations and receivables portfolio	124,215.5	145,546.0	143,879.2	-1.1%	15.8%

4/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

The ratio of 30 days PDL to total loans closed 1Q16 in 2.7% compared to the 2.4% in 4Q15. The ratio of NPL to total loans was 1.8% for 1Q16 and 1.6% for 4Q15. Finally, the ratio of CDE Loans to total loans was 4.0% in 1Q16 compared to the 4.3% in 4Q15.

Grupo Aval’s coverage of its non-performing loans and leases was 1.5x for 1Q16, 1.6x for both 4Q15 and 1Q15. Allowance to CDE Loans was 0.7x and allowance to 30 days PDL was 1.0x, both for 1Q16. Impairment loss, net of recoveries of charged off assets to average total loans was 1.9% in 1Q16 versus 1.6% in 4Q15 and 1.3% in 1Q15. Charge-offs to average total loans was 1.6% in 1Q16, 0.9% in 4Q15 and 1.4% in 1Q15.

Total loans and leases operations and receivables portfolio	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
''A'' normal risk	112,990.5	132,360.6	131,716.4	-0.5%	16.6%
''B'' acceptable risk	2,914.5	3,054.9	3,571.6	16.9%	22.5%
''C'' appreciable risk	2,719.8	3,393.2	2,827.5	-16.7%	4.0%
''D'' significant risk	1,342.1	1,662.2	1,840.4	10.7%	37.1%
''E'' unrecoverable	869.6	990.1	1,023.8	3.4%	17.7%
Loans and receivables	120,836.7	141,461.0	140,979.7	-0.3%	16.7%
Interbank and overnight funds	3,378.9	4,085.0	2,899.6	-29.0%	-14.2%
Total loans & leases operations and receivables portfolio	124,215.5	145,546.0	143,879.2	-1.1%	15.8%

CDE Loans	4,931.6	6,045.5	5,691.7
30 Days Past Due Loans	3,054.5	3,360.7	3,792.5
90 Days Past Due Loans	1,751.9	2,261.0	2,175.4
Non perfoming loans(1)	2,021.5	2,303.8	2,508.9

CDE loans / Total loans (*)	4.1%	4.3%	4.0%
30 Days PDL / Total loans (*)	2.5%	2.4%	2.7%
90 Days PDL / Total loans (*)	1.5%	1.4%	1.6%
NPL / Total loans (*)	1.7%	1.6%	1.8%

Allowance for impairment / CDE loans	0.7	0.6	0.7
Allowance for impairment / 30 Days PDL	1.1	1.1	1.0
Allowance for impairment / 90 Days PDL	1.9	1.6	1.8
Allowance for impairment / NPL	1.6	1.6	1.5
Allowance for impairment / Total loans (*)	2.7%	2.6%	2.7%

Impairment loss / CDE loans	0.4	0.4	0.5
Impairment loss / 30 Days PDL	0.6	0.7	0.8
Impairment loss / 90 Days PDL	1.0	1.1	1.3
Impairment loss / Average total loans (*)	1.5%	1.8%	2.0%
Impairment loss, net of recoveries of charged-off assets / Average total loans (*)	1.3%	1.6%	1.9%

Charge-offs / Average total loans (*)	1.4%	0.9%	1.6%

(1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage loans more than 120 days past due and commercial loans more than 90 days past due.

(*) Total loans excluding interbank and overnight funds. 30 days past due, 90 days past due and NPL's are calculated on a capital basis and do not include interest accounts receivables.

5/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

1.2 Financial assets held for investment

Total financial assets held for investment decreased 4.0% to Ps 30,517.9 billion between March 31, 2016 and March 31, 2015 and grew by 3.2% versus December 31, 2015. Ps 24,739.3 billion of our total gross portfolio is invested in debt securities, which decreased by 7.7% between March 31, 2016 and March 31, 2015 and increased by 1.2% since December 31, 2015. Ps 2,547.7 billion of total gross investment securities is invested in equity securities, which grew 14.0% between March 31, 2016 and March 31, 2015 and increased 14.8% since December 31, 2015.

The average yield on our fixed income investment securities (held for trading through profit or losses, available for sale and held to maturity) was 5.8% in 1Q16, 5.3% in 4Q15 and 5.8% in 1Q15.

Financial assets held for investment	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Debt securities	5,323.7	3,061.9	3,016.5	-1.5%	-43.3%
Equity securities	1,384.3	1,521.3	1,613.7	6.1%	16.6%
Derivative instruments	958.5	1,025.0	1,297.7	26.6%	35.4%
Total financial assets held for trading through profit or losses	7,666.5	5,608.2	5,927.9	5.7%	-22.7%
Debt securities	18,895.4	18,987.4	19,434.4	2.4%	2.9%
Equity securities	850.2	697.6	934.0	33.9%	9.8%
Total available for sale financial assets	19,745.7	19,684.9	20,368.4	3.5%	3.2%
Investments held to maturity	2,594.4	2,395.3	2,288.4	-4.5%	-11.8%
Other financial assets at fair value through profit or losses	1,776.9	1,891.7	1,933.3	2.2%	8.8%
Total financial assets held for investment	31,783.5	29,580.1	30,517.9	3.2%	-4.0%

6/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

1.3 Cash and Cash Equivalents

As of March 31, 2016 cash and balances at central bank had a balance of Ps 21,366.3 billion showing an increase of 14.4% versus March 31, 2015 and a decrease of 4.1% versus December 31, 2015 (7.8% increase and 2.2% decrease excluding FX).

1.4 Goodwill and Other Intangibles

Goodwill and other intangibles as of March 31, 2016 reached Ps 9,914.7 billion, increasing by 16.9% versus March 31, 2015 and decreased by 1.4% versus December 31, 2015.

Goodwill as of March 31, 2016 was Ps 6,825.9 billion, increasing by 8.7% versus March 31, 2015 and decreasing by 3.3% versus December 31, 2015. The decrease in the quarter was driven by the revaluation of the currency.

Other intangibles reflect the value of road concessions and other financial assets, mainly recorded at Corficolombiana.

2. Liabilities

As of March 31, 2016 funding represented 94% of total liabilities and other liabilities represented 6%, slightly decreasing from the 95% for 4Q15 and stable compared to 1Q15.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds, and (v) Borrowing from development entities had a balance of Ps 181,173.7 billion as of March 31, 2016 showing an increase of 13.4% versus March 31, 2015 and a decrease of 1.1% versus December 31, 2015 (9.1% and 0.2% increases excluding FX). Total deposits represented 76% of total funding as of the end 1Q16, 74% for 4Q15 and 76% for 1Q15.

Average cost of funds was 4.1% in 1Q16, 3.6% in 4Q15 and 3.4% in 1Q15. When excluding non-interest bearing deposits the cost of funds would have been 4.5%, 3.9% and 3.7%, respectively.

7/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Deposits from clients at amortized cost	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Checking accounts	13,829.6	16,239.3	18,323.1	12.8%	32.5%
Other deposits	349.9	448.5	371.8	-17.1%	6.3%
Non-interest bearing	14,179.5	16,687.9	18,694.9	12.0%	31.8%
Checking accounts	14,052.5	17,191.3	14,472.2	-15.8%	3.0%
Time deposits	46,287.5	51,777.4	53,545.9	3.4%	15.7%
Savings deposits	46,997.8	50,298.1	50,169.7	-0.3%	6.7%
Interest bearing	107,337.8	119,266.8	118,187.8	-0.9%	10.1%
Deposits from clients at amortized cost	121,517.2	135,954.6	136,882.7	0.7%	12.6%

Of our total deposits as of March 31, 2016 checking accounts represented 24.0%, time deposits 39.1%, saving accounts 36.7% and other deposits 0.3%.

The following table shows the deposits composition by bank:

Deposits / Bank ($)	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Banco de Bogotá	80,010.2	92,044.2	92,572.9	0.6%	15.7%
Domestic	50,290.6	53,019.4	55,263.6	4.2%	9.9%
Central America	29,719.5	39,024.7	37,309.4	-4.4%	25.5%
Banco de Occidente	23,635.9	23,890.9	24,151.3	1.1%	2.2%
Banco Popular	11,950.4	12,605.3	12,719.8	0.9%	6.4%
Banco AV Villas	8,343.0	8,958.5	8,891.2	-0.8%	6.6%
Eliminations	(2,422.2)	(1,544.2)	(1,452.6)	-5.9%	-40.0%
Total Grupo Aval	121,517.2	135,954.6	136,882.7	0.7%	12.6%

Deposits / Bank (%)	1Q15	4Q15	1Q16
Banco de Bogotá	65.8%	67.7%	67.6%
Local	41.4%	39.0%	40.4%
Central America	24.5%	28.7%	27.3%
Banco de Occidente	19.5%	17.6%	17.6%
Banco Popular	9.8%	9.3%	9.3%
Banco AV Villas	6.9%	6.6%	6.5%
Eliminations	-2.0%	-1.1%	-1.1%
Total Grupo Aval	100.0%	100.0%	100.0%

8/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities)

As of March 31, 2016 borrowings from banks and other totaled Ps 19,185.2 billion, showing a increase of 21.9% versus March 31, 2015 and a decrease of 9.7% versus December 31, 2015. Excluding FX, borrowings from banks and other grew 11.0% versus 1Q15 and decreased 7.5% versus 4Q15.

2.1.3 Bonds

Total bonds as of March 31, 2016 totaled Ps 15,836.9 billion showing an increase of 4.3% versus March 31, 2015 and a decrease of 4.4% versus December 31, 2015. Excluding FX, bonds grew 3.4% versus 1Q15 and decreased 4.1% versus 4Q15.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of March 31, 2016 minority interest was Ps 8,505.0 billion which increased by 11.1% versus March 31, 2015. Total minority Interest increased from 36.4% of total equity for March 31, 2015 to 37.2% for March 31, 2016. Total minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Direct & indirect ownership of main subsidiaries	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Banco de Bogotá	68.7%	68.7%	68.7%	0	5
Banco de Occidente	72.2%	72.3%	72.3%	0	3
Banco Popular	93.7%	93.7%	93.7%	1	1
Banco AV Villas	79.9%	79.9%	79.9%	0	0
BAC Credomatic (1)	68.7%	68.7%	68.7%	0	5
Porvenir (2)	75.7%	75.7%	75.7%	0	3
Corficolombiana (3)	44.4%	44.4%	44.5%	9	14
Grupo Aval Limited	100.0%	100.0%	100.0%	-	-
Grupo Aval International Ltd.	100.0%	100.0%	100.0%	-	-

(1) BAC Credomatic is fully owned by Banco de Bogotá, as such, the increase in Grupo Aval's total ownership is explained by the rise in our ownership in Banco de Bogotá; (2) Grupo Aval indirectly owns a 100% of Porvenir as follows: 20.0% in Grupo Aval, 46.9% in Banco de Bogotá and 33.1% in Banco de Occidente. Porvenir's results consolidate into Banco de Bogotá; (3) Grupo Aval increased its direct ownership in Corficolombiana mainly due to stock dividend distributions and acquisitions through open market transactions.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of March 31, 2016 was Ps 14,380.1 billion showing an increase of 7.4% versus March 31, 2015 and a decrease of 1.3% versus December 31, 2015 as a result of biannual dividend payment.

9/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Income Statement Analysis

Our net income attributable to shareholders for 1Q16 of Ps 466.4 billion shows an increase of 39.6% versus 1Q15 and a decrease of 32.7% versus 4Q15. This result was negatively affected by a quarterly increase of 12.6% in other expenses, a 16.9% increase in impairment loss on financial assets, net and a 14.9% in interest expense.

Consolidated Statement of income	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Interest income	3,213.4	3,860.3	4,165.3	7.9%	29.6%
Interest expense	1,289.8	1,609.1	1,848.1	14.9%	43.3%
Net interest income	1,923.6	2,251.2	2,317.2	2.9%	20.5%
Impairment loss on loans and accounts receivable	445.2	615.0	718.5	16.8%	61.4%
Impairment loss on other financial assets	9.2	13.7	1.2	-91.3%	-87.1%
Recovery of charged-off assets	(48.2)	(55.6)	(49.7)	-10.7%	3.0%
Impairment loss on financial assets, net	406.2	573.2	670.1	16.9%	65.0%
Net income from commissions and fees	846.6	1,034.9	1,050.3	1.5%	24.1%
Net trading income	(3.5)	236.7	132.8	-43.9%	N.A.
Net income from financial instruments designated at fair value	38.3	38.3	41.7	8.9%	8.9%
Total other income (expense)	592.9	610.2	752.7	23.4%	26.9%
Total other expenses	1,992.0	2,002.4	2,255.1	12.6%	13.2%
Income before income tax expense	999.7	1,595.7	1,369.5	-14.2%	37.0%
Income tax expense	442.8	443.6	573.9	29.4%	29.6%
Net income before non-controlling interest	556.9	1,152.1	795.6	-30.9%	42.9%
Non-controlling interest	222.7	458.7	329.2	-28.2%	47.8%
Net income attributable to the owners of the parent company	334.2	693.4	466.4	-32.7%	39.6%

1. Net Interest Income

Net interest income	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Interest income
Commercial	1,299.3	1,586.2	1,787.9	12.7%	37.6%
Interbank and overnight funds	51.3	39.3	46.1	17.4%	-10.0%
Consumer	1,379.9	1,658.0	1,758.0	6.0%	27.4%
Mortgages and housing leases	196.3	259.3	281.5	8.6%	43.4%
Microcredit	25.0	29.6	29.0	-2.3%	16.0%
Loan portfolio interest	2,951.7	3,572.4	3,902.6	9.2%	32.2%
Interests on investments in debt securities	261.7	287.9	262.7	-8.7%	0.4%
Total interest income	3,213.4	3,860.3	4,165.3	7.9%	29.6%
Interest expense
Checking accounts	47.2	46.6	66.7	43.0%	41.3%
Time deposits	509.9	606.3	721.2	19.0%	41.4%
Savings deposits	307.6	412.7	457.1	10.8%	48.6%
Total interest expenses on deposits	864.8	1,065.6	1,245.0	16.8%	44.0%
Borrowings	396.7	511.7	554.8	8.4%	39.9%
Interbank borrowings and overnight funds	59.7	120.5	149.1	23.7%	149.8%
Borrowings from banks and others	104.4	95.5	122.5	28.3%	17.3%
Bonds	232.5	295.7	283.3	-4.2%	21.8%
Borrowings from development entities	28.4	31.8	48.2	51.7%	69.8%
Total interest expense	1,289.8	1,609.1	1,848.1	14.9%	43.3%
Net interest income	1,923.6	2,251.2	2,317.2	2.9%	20.5%

10/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

Our net interest income increased by 20.5% to Ps 2,317.2 for 1Q16 versus 1Q15 and by 2.9% versus 4Q15. The main reason for the increase versus 1Q15 was a 29.6% increase in total interest income, driven by a 33.0% increase in interest on our loan portfolio (excluding interbank and overnight funds).

Our Net Interest Margin(1) was 5.7% for 1Q16, up from 5.5% in 4Q15 and 1Q15. Net Interest Margin on Loans was 6.5% for 1Q16 and 6.3% for both 4Q15 and 1Q15. On the other hand, our Net Fixed Income Investments Margin was 1.3% in 1Q16 versus 1.4% in 4Q15 and 2.4% in 1Q15.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 65.0% to Ps 670.1 billion for 1Q16 versus 1Q15 and by 16.9% versus 4Q15.

Impairment loss on financial assets, net	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Impairment loss on loans and accounts receivable	445.2	615.0	718.5	16.8%	61.4%
Recovery of charged-off assets	(48.2)	(55.6)	(49.7)	-10.7%	3.0%
Impairment loss on other financial assets	9.2	13.7	1.2	-91.3%	-87.1%
Impairment loss on financial assets, net	406.2	573.2	670.1	16.9%	65.0%

Our annualized cost of risk was 2.0% for 1Q16, 1.8% for 4Q15 and 1.5% for 1Q15. Net of recoveries of charged-off assets our ratio was 1.9% for 1Q16, 1.6% for 4Q15 and 1.3% for 1Q15.

(1) Grupo Aval’s NIM without income from investment securities held for trading through profit or loss was 5.6% for 1Q16, 5.5% for 4Q15 and 5.4% for 1Q15.

11/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

3. Net income from commissions and fees

Net income from commissions and fees increased by 24.1% to Ps 1,050.3 for 1Q16 versus 1Q15 and by 1.5% in the quarter. Income from commissions and fees increased by 20.2% to Ps 1,195.6 billion in 1Q16 versus 1Q15 and by 0.9% in the quarter.

Total non-interest income	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Income from commissions and fees
Banking fees	700.0	889.7	905.7
Trust activities	56.2	57.8	34.5	-40.3%	-38.6%
Pension and severance fund management	198.8	193.1	213.5	10.6%	7.4%
Bonded warehouse services	39.7	44.0	41.9	-4.7%	5.6%
Total income from commissions and fees	994.6	1,184.6	1,195.6	0.9%	20.2%
Expenses for commissions and fees	148.0	149.7	145.3	-2.9%	-1.8%
Net income from commissions and fees	846.6	1,034.9	1,050.3	1.5%	24.1%

Net trading income	(3.5)	236.7	132.8	-43.9%	N.A.
Net income from financial instruments designated at fair value	38.3	38.3	41.7	8.9%	8.9%

Other income (expense)
Foreign exchange gains (losses), net	148.7	23.4	200.9	758.2%	35.1%
Net gain on sale of investments	11.7	74.3	147.8	98.8%	1162.7%
Gain on the sale of non-current assets held for sale	3.9	3.4	2.5	-26.2%	-34.3%
Income from non-consolidated investments	30.7	65.3	86.2	32.1%	181.0%
Income from non-financial sector, net	196.7	256.1	212.9	-16.9%	8.2%
Other operating income	201.3	187.7	102.3	-45.5%	-49.2%
Total other income (expense)	592.9	610.2	752.7	23.4%	26.9%

Total non-interest income	1,474.3	1,920.1	1,977.5	3.0%	34.1%

(1)Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)Includes equity method and dividends

4. Other income (expense)

Total other income (expense) for 1Q16 totaled at Ps 752.7 billion increasing 26.9% versus 1Q15 and 23.4% versus 4Q15. Our efficiency ratio measured as operating expenses before depreciation and amortization to total income, was 44.1% in a cost to income basis in 1Q16 improving from 47.1% in 4Q15 and from 47.4% in 1Q15. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets remained improved to 3.4% in 1Q16 from 3.5% for 4Q15 and increased slightly from 3.3% in 1Q15.

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 1Q16, minority interest in the income statement was Ps 329.2 billion, showing an increase of 47.8% versus 1Q15 and a decrease of 28.2% versus 4Q15. The ratio of Minority Interest to income before Minority Interest was 41.4% in 1Q16, 39.8% in 4Q15 and 40.0% in 1Q15.

12/15

Report of 1Q2016 consolidated results Information reported in Ps billions and under Full IFRS

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff

Vice President of Financial Planning and Investor Relations

Tel: +571 241 9700 x3600

E-mail: turibe@grupoaval.com

Diana Polanía Ruiz

Director of Financial Planning and Investor Relations

Tel: +571 241 9700 x3295

E-mail: dpolania@grupoaval.com

13/15

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of Financial Position	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15

Cash and cash equivalents	18,673.1	22,285.0	21,366.3	-4.1%	14.4%

Financial assets held for investment
Debt securities	5,323.7	3,061.9	3,016.5	-1.5%	-43.3%
Equity securities	1,384.3	1,521.3	1,613.7	6.1%	16.6%
Derivative instruments	958.5	1,025.0	1,297.7	26.6%	35.4%
Total financial assets held for trading through profit or losses	7,666.5	5,608.2	5,927.9	5.7%	-22.7%
Debt securities	18,895.4	18,987.4	19,434.4	2.4%	2.9%
Equity securities	850.2	697.6	934.0	33.9%	9.8%
Total available for sale financial assets	19,745.7	19,684.9	20,368.4	3.5%	3.2%
Investments held to maturity	2,594.4	2,395.3	2,288.4	-4.5%	-11.8%
Other financial assets at fair value through profit or losses	1,776.9	1,891.7	1,933.3	2.2%	8.8%
Total financial assets held for investment	31,783.5	29,580.1	30,517.9	3.2%	-4.0%

Loans and receivables
Commercial loans and leases	77,786.2	89,498.1	87,931.6	-1.8%	13.0%
Commercial loans and leases	74,407.3	85,413.2	85,032.0	-0.4%	14.3%
Interbank & overnight funds	3,378.9	4,085.0	2,899.6	-29.0%	-14.2%
Consumer loans and leases	35,475.7	42,230.5	42,214.7	0.0%	19.0%
Mortgages and housing leases	10,581.0	13,418.1	13,338.5	-0.6%	26.1%
Microcredit loans and leases	372.7	399.3	394.5	-1.2%	5.9%
Total loans and leases operations and receivables portfolio	124,215.5	145,546.0	143,879.2	-1.1%	15.8%
Allowance for impairment of loans and receivables	(3,250.3)	(3,718.3)	(3,814.7)	2.6%	17.4%
Total loans and receivables, net	120,965.2	141,827.7	140,064.6	-1.2%	15.8%

Other accounts receivable	2,917.5	3,202.2	3,428.4	7.1%	17.5%
Hedging derivatives	41.2	33.7	362.7	976.7%	779.4%
Non-current assets held for sale	240.2	199.5	154.6	-22.5%	-35.6%
Investments in associates and joint ventures	719.0	927.6	875.8	-5.6%	21.8%

Own-use property, plant and equipment, net	5,347.8	5,735.6	5,774.6	0.7%	8.0%
Investment properties	363.3	538.2	550.6	2.3%	51.6%
Biological assets	210.1	240.2	246.8	2.7%	17.4%
Tangible assets	5,921.2	6,514.0	6,572.0	0.9%	11.0%

Goodwill	6,276.7	7,056.0	6,825.9	-3.3%	8.7%
Concession arrangements rights	1,935.6	2,390.7	2,453.3	2.6%	26.7%
Other intangible assets	268.3	612.9	635.5	3.7%	136.8%
Intangible assets	8,480.6	10,059.6	9,914.7	-1.4%	16.9%

Current	425.3	564.7	476.3	-15.7%	12.0%
Deferred	357.6	920.5	635.2	-31.0%	77.6%
Income tax assets	782.9	1,485.2	1,111.5	-25.2%	42.0%

Other assets	437.5	564.7	503.7	-10.8%	15.1%
Total assets	190,962.0	216,679.3	214,872.2	-0.8%	12.5%

Derivative instruments held for trading	1,110.4	1,143.2	1,164.0	1.8%	4.8%
Total financial liabilities at fair value	1,110.4	1,143.2	1,164.0	1.8%	4.8%

Deposits from clients at amortized cost	121,517.2	135,954.6	136,882.7	0.7%	12.6%
Checking accounts	27,882.1	33,430.7	32,795.3	-1.9%	17.6%
Time deposits	46,287.5	51,777.4	53,545.9	3.4%	15.7%
Savings deposits	46,997.8	50,298.1	50,169.7	-0.3%	6.7%
Other deposits	349.9	448.5	371.8	-17.1%	6.3%
Financial obligations	36,273.8	44,792.6	41,667.6	-7.0%	14.9%
Interbank borrowings and overnight funds	7,376.4	9,474.9	9,268.8	-2.2%	25.7%
Borrowings from banks and others	13,719.2	18,750.6	16,561.9	-11.7%	20.7%
Bonds	15,178.2	16,567.1	15,836.9	-4.4%	4.3%
Borrowings from development entities	2,022.9	2,506.6	2,623.4	4.7%	29.7%
Total financial liabilities at amortized cost	159,813.9	183,253.9	181,173.7	-1.1%	13.4%

Hedging derivatives	538.3	337.7	121.2	-64.1%	-77.5%

Litigation	180.1	148.3	237.5	60.1%	31.9%
Other provisions	727.4	451.9	660.8	46.2%	-9.2%
Provisions	907.5	600.2	898.3	49.7%	-1.0%

Current	574.5	669.7	609.0	-9.1%	6.0%
Deferred	1,343.9	1,222.4	1,245.2	1.9%	-7.3%
Income tax liabilities	1,918.3	1,892.1	1,854.2	-2.0%	-3.3%
Employee benefits	1,009.9	1,022.3	1,042.7	2.0%	3.3%
Other liabilities	4,612.0	5,523.5	5,733.0	3.8%	24.3%
Total liabilities	169,910.3	193,773.0	191,987.1	-0.9%	13.0%

Equity attributable to owners of the parent company	13,395.2	14,567.6	14,380.1	-1.3%	7.4%
Non-controlling interests	7,656.5	8,338.7	8,505.0	2.0%	11.1%
Total equity	21,051.7	22,906.3	22,885.1	-0.1%	8.7%

Total liabilities and equity	190,962.0	216,679.3	214,872.2	-0.8%	12.5%

14/15

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under Full IFRS

Information in Ps. Billions

Consolidated Statement of income	1Q15	4Q15	1Q16	Δ
				1Q16 vs. 4Q15	1Q16 vs. 1Q15
Interest income
Loan portfolio interest	2,951.7	3,572.4	3,902.6	9.2%	32.2%
Interests on investments in debt securities	261.7	287.9	262.7	-8.7%	0.4%
Total interest income	3,213.4	3,860.3	4,165.3	7.9%	29.6%

Interest expense
Checking accounts	47.2	46.6	66.7	43.0%	41.3%
Time deposits	509.9	606.3	721.2	19.0%	41.4%
Savings deposits	307.6	412.7	457.1	10.8%	48.6%
Total interest expenses on deposits	864.8	1,065.6	1,245.0	16.8%	44.0%

Borrowings	396.7	511.7	554.8	8.4%	39.9%
Interbank borrowings and overnight funds	59.7	120.5	149.1	23.7%	149.8%
Borrowings from banks and others	104.4	95.5	122.5	28.3%	17.3%
Bonds	232.5	295.7	283.3	-4.2%	21.8%
Borrowings from development entities	28.4	31.8	48.2	51.7%	69.8%
Total interest expense	1,289.8	1,609.1	1,848.1	14.9%	43.3%
Net interest income	1,923.6	2,251.2	2,317.2	2.9%	20.5%

Impairment loss on financial assets
Impairment loss on loans and accounts receivable	445.2	615.0	718.5	16.8%	61.4%
Recovery of charged-off assets	(48.2)	(55.6)	(49.7)	-10.7%	3.0%
Impairment loss on other financial assets	9.2	13.7	1.2	-91.3%	-87.1%
Impairment loss on financial assets, net	406.2	573.2	670.1	16.9%	65.0%
Net interest income, after impairment loss on financial assets	1,517.4	1,678.0	1,647.2	-1.8%	8.5%

Income from commissions and fees
Banking fees (1)	700.0	889.7	905.7	1.8%	29.4%
Trust activities	56.2	57.8	34.5	-40.3%	-38.6%
Pension and severance fund management	198.8	193.1	213.5	10.6%	7.4%
Bonded warehouse services	39.7	44.0	41.9	-4.7%	5.6%
Total income from commissions and fees	994.6	1,184.6	1,195.6	0.9%	20.2%
Expenses for commissions and fees	148.0	149.7	145.3	-2.9%	-1.8%
Net income from commissions and fees	846.6	1,034.9	1,050.3	1.5%	24.1%

Net trading income	(3.5)	236.7	132.8	-43.9%	-3922.0%
Net income from financial instruments designated at fair value	38.3	38.3	41.7	8.9%	8.9%

Other income (expense)
Foreign exchange gains (losses), net	148.7	23.4	200.9	758.2%	35.1%
Net gain on sale of investments	11.7	74.3	147.8	98.8%	1162.7%
Gain on the sale of non-current assets held for sale	3.9	3.4	2.5	-26.2%	-34.3%
Income from non-consolidated investments (2)	30.7	65.3	86.2	32.1%	181.0%
Income from non-financial sector, net	196.7	256.1	212.9	-16.9%	8.2%
Other operating income	201.3	187.7	102.3	-45.5%	-49.2%
Total other income (expense)	592.9	610.2	752.7	23.4%	26.9%

Other expenses
Loss on the sale of non-current assets held for sale	0.0	(0.0)	0.4	-2857.3%	363171.5%
Personnel expenses	713.2	855.0	877.0	2.6%	23.0%
Termination expenses	8.2	22.7	14.7	-35.1%	78.7%
Bonus plan payments	28.6	28.0	37.9	35.3%	32.5%
Salaries and employee benefits	676.4	804.3	824.3	2.5%	21.9%
General and administrative expenses	1,104.7	1,022.9	1,237.8	21.0%	12.0%
Depreciation and amortization	115.2	135.3	107.3	-20.7%	-6.9%
Other operating expenses	58.9	(10.8)	32.6	-400.5%	-44.6%
Total other expenses	1,992.0	2,002.4	2,255.1	12.6%	13.2%

Income before income tax expense	999.7	1,595.7	1,369.5	-14.2%	37.0%
Income tax expense	442.8	443.6	573.9	29.4%	29.6%
Income from continued operations	556.9	1,152.1	795.6	-30.9%	42.9%
Income from discontinued operations	-	-	-	-	-
Net income before non-controlling interest	556.9	1,152.1	795.6	-30.9%	42.9%
Non-controlling interest	222.7	458.7	329.2	-28.2%	47.8%
Net income attributable to the owners of the parent company	334.2	693.4	466.4	-32.7%	39.6%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees
(2)	Includes equity method and dividends

15/15

 Item 2

1Q16 Consolidated Earnings Results IFRS May 2016

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer of securities in Colombia and in the United States, registered with Colombia's National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores) and the United States Securities and Exchange Commission ("SEC"). As such, it is subject to the control of the Superintendency of Finance and compliance with applicable U.S. securities regulation as a "foreign private issuer" under Rule 405 of the U.S. Securities Act of 1933. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia.

As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.

All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by the Superintendency of Finance.

Although we are not a financial institution, until December 31, 2014 we prepared the unaudited consolidated financial information included in our quarterly reports in accordance with the regulations of the Superintendency of Finance for financial institutions and generally accepted accounting principles for banks to operate in Colombia, also known as Colombian Banking GAAP because we believe that presentation on that basis most appropriately reflected our activities as a holding company of a group of banks and other financial institutions.

However, in 2009 the Colombian Congress enacted Law 1314 establishing the implementation of IFRS in Colombia. As a result, since January 1, 2015 financial entities and Colombian issuers of publicly traded securities such as Grupo Aval must prepare financial statements in accordance with IFRS.

IFRS as applicable under Colombian regulations differs in certain aspects from IFRS as currently issued by the IASB.

The unaudited consolidated financial information included in this webcast is presented in accordance with IFRS as currently issued by the IASB.

Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Because of our recent migration to IFRS and recent implementation of IFRS accounting principles, the unaudited consolidated financial information for the first quarter 2016, and the comparative information for the relevant unaudited consolidated periods of 2015 presented herein, may be subject to further amendments.

This report may include forward-looking statements, which actual results may vary from those stated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risks factors as evidenced in our Form 20-F available at the SEC webpage. Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval will not have any obligation to update the information herein and shall not be responsible for any decision taken by investors in connection with this document. The content of this document and the unaudited figures included herein are not intended to provide full disclosure on Grupo Aval or its affiliates.

When applicable, in this webcast we refer to billions as thousands of millions.

2

3 Haga clic para modificar l estilo de título del patrón Highlights The following are the main highlights of our 1Q2016 results under Full IFRS : (1/2) • Attributable Net Income for the period, before the wealth tax, was 645.3 billion pesos or 29 pesos per share, showing a 19% increase versus the comparable 1Q2015 result of 542.9 billion pesos or 24 pesos per share. Including the wealth tax, attributable Net Income for the period was 466.4 billion versus 334.2 billion in 1Q2015. • Total gross loan portfolio (excluding interbank and overnight funds) grew by 16.7% in the last twelve months and showed a slight decrease of 0.3% during the first quarter of 2016. In absence of the movements of the COP - USD rate of the period, the loan portfolio would have grown 1.1%. • Deposits grew at 0.7% in the quarter , a healthier pace than the growth in loans; as a result the ratio of Deposits to Net Loans improved from 0.96x in December 2015 to 0.98x in March 2016 . In absence of the movements of the COP - USD rate of the period, the deposits would have grown 2.1%. • Average yield on loans showed a 80 pbs. increase between 4Q2015 and 1Q2016 closing at 10.9 % for this quarter. • During 1Q2016 and in line with an increase in the Central Bank rate, cost of funds increased by approximately 50 bps. to 4.1 % from 3.6 % in 4Q2015. As a result, the spread between the average yield on loans and the average cost of total funds improved by 30 bps . f rom 4Q2015 to 1Q2016 closing at 6.8 % in this quarter. • NIM on loans improved by 27 pbs. in the quarter reaching 6.5 % when compared to 4Q2015; NIM on total investments was 1.3%, showing a slight deterioration versus the 1.4% reported in 4Q2015, and Total NIM improved by 24 bps versus 4Q2015 to 5.7% in 1Q2016 .

4 Haga clic para modificar l estilo de título del patrón Highlights The following are the main highlights of our 1Q2016 results under Full IFRS : (2/2) • Cost of risk for 1Q2016 was 2.0% before recoveries of provisions and 1.9% after such recoveries. These ratios were affected by certain non - recurrent provisions made during the quarter and by the decrease in the size of the loan portfolio. • When compared to 4Q2015, our efficiency improved both on a cost to income basis and on a cost to asset basis. Efficiency ratios for 1Q2016 were 44.1% and 3.4% respectively. • During 1Q2016, the return on assets, excluding the wealth tax payment, was 2.0% (1.5% including wealth tax), and the return on equity, excluding the attributable portion of the wealth tax payment, was 17.8% (12.9% including the attributable wealth tax). • As of march 31, 2016 our banks show stronger Tier 1 and Total Solvency Ratios than the previously reported for December 31, 2015, particularly in Banco de Bogotá. • We are currently finalizing the analysis of measures that we expect to put in place during 2016 which will boost Banco de Bogotá’s capital ratios as calculated by the rating agencies. We have already engaged the local regulators, our auditors and rating agencies and expect to announce such plans to the market in the coming weeks once all discussions and pro - forma calculations have been agreed upon by all parties involved. Note: Total wealth tax paid in 1Q2016 by Aval and its subsidiaries was 267.6 billion out of which 178.9 billion were attributable. Wealth tax in Colombia is paid once per year and as per current regulation it will cease in 2018 .

5 Haga clic para modificar l estilo de título del patrón - 3.4% - 4.4% - 4.3% - 5.0% - 7.2% - 6.5% - 6.4% - 7.8% - 6.5% -9.0% -8.0% -7.0% -6.0% -5.0% -4.0% -3.0% -2.0% -1.0% 0.0% 0 1,000 2,000 3,000 4,000 5,000 6,000 dec-13 mar-14 jun-14 sep-14 dec-14 mar-15 jun-15 sep-15 dec-15 USD Million Exports Imports Current Account Deficit / GDP Macroeconomic context - Colombia GDP Growth Expectations (%) Source: Bloomberg Consensus Source : DANE. Unemployment (%) Current Account balance (USD mm) Source : Banrep and DANE . 2.3 2.8 3.3 3.8 4.3 4.8 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 2016E 2017E 2.3 3.0 11.1% 9.8% 9.6% 8.4% 8.7% 8.6% 11.8% 10.9% 10.4% 10.2% 9.7% 8.9% 10.1% 2010 2011 2012 2013 2014 2015 2016 Unemployment as of December for each period Unemployment as of March for each period

6 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia Inflation (%) Source: DANE Source : Banrep . (1) End of period DTF rate . Source: Banrep and DANE Central Bank’s Monetary Policy 3.73 3.20 2.44 2.16 1.94 2.93 3.66 4.42 6.77 7.93 1.5 2.5 3.5 4.5 5.5 6.5 7.5 8.5 Dec-11 Apr-12 Aug-12 Dec-12 Apr-13 Aug-13 Dec-13 Apr-14 Aug-14 Dec-14 Apr-15 Aug-15 Dec-15 Apr-16 12-month inflation Lower target range Upper target range 3.3% 7.93% 7.00% 2% 4% 6% 8% 2014 2Q15 4Q15 Feb-16 Apr-16 Real GDP growth Inflation Colombian Central Bank's Interest Rate GDP Growth 2015: 3.1% 7.00% 7.01% 4.0% 4.5% 5.0% 5.5% 6.0% 6.5% 7.0% 7.5% Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Colombian Central Bank's Interest Rate (EoP) DTF (1)

7 Haga clic para modificar l estilo de título del patrón Macroeconomic context - Colombia Source: Bloomberg Source: Bloomberg. ( 100=Jan 31, 2015) Colombian Peso Exchange Rate COP vs Emerging markets’ currencies Colombian Peso vs WTI US$/barrel 1Q15 4Q15 1Q16 1Q16 vs. 4Q15 1Q16 vs. 1Q15 Average 2,470.16 3,061.74 3,263.49 6.6% 32.1% End of period 2,598.36 3,149.47 3,000.63 - 4.7% 15.5% 1,700 2,200 2,700 3,200 3,700 20 40 60 80 100 120 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 WTI (US$ - Lhs) COP Exchange Rate 90 100 110 120 130 140 150 160 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Colombian Peso Brazilian Real Mexican Peso Chilean Peso Peruvian Nuevo Sol Turkish Lira South African Rand

8 Haga clic para modificar l estilo de título del patrón 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 9.0 10.0 Jan-10 May-10 Sep-10 Jan-11 May-11 Sep-11 Jan-12 May-12 Sep-12 Jan-13 May-13 Sep-13 Jan-14 May-14 Sep-14 Jan-15 May-15 Sep-15 Jan-16 May-16 CR GU HO 1.8 3.0 5.8 11.5% 13.8% 8.5% 13.8% 10.2% 14.2% 10.5% Central America Panama Costa Rica El Salvador Guatemala Honduras Nicaragua Fuente : FMI Real GDP growth evolution (%) Macroeconomic context – Central America 2.0 3.1 3.5 4.2 4.1 4.7 6.2 2.3 3.5 3.0 3.8 3.9 4.0 6.0 0 1 2 3 4 5 6 7 ES HO CR GU CENAM NI PA 2014 2015E Source: SECMCA, Central Banks, as of September 2015 Oil & gas imports / Total imports (%) Source: SECMCA Central Bank’s Monetary Policy

9 Haga clic para modificar l estilo de título del patrón Assets Breakdown Total Assets Assets Figures in Ps. Trillions (1) Foreign operations reflect Central American operations. 191.0 216.7 214.9 1Q15 4Q15 1Q16 1Q16 / 1Q15 = 12.5% 1Q16 / 4Q15 = - 0.8% 1Q16 / 1Q15 = 8.2% 1Q16 / 4Q15 = 0.6% Growth excl. FX movement of Central American Operations 63.3% 14.0% 1.5% 21.1% Loans and leases Fixed income investments Unconsolidated equity investments Other 63.3% 14.0% 1.5% 21.1% 1Q15 65.2% 11.5% 1.6% 21.7% 1Q16 Colombian operations , 74.0% Foreign (1) , 26.0% Colombian operations , 70.4% Foreign (1) , 29.6% Colombian operations , 71.7% Foreign (1) , 28.3% 65.5% 11.3% 1.5% 21.8% 4Q15

10 Haga clic para modificar l estilo de título del patrón Gross loans Gross loans Breakdown Loans Figures in Ps. Trillions % Growth excluding FX movement of Central American Operations 120.8 141.5 141.0 1Q15 4Q15 1Q16 1Q16 / 1Q15 = 16.7% 1Q16 / 4Q15 = - 0.3% 1Q16 / 1Q15 = 12.3% 1Q16 / 4Q15 = 1.1% Growth excl. FX movement of Central American Operations 61.6% 60.4% 60.3% 29.4% 29.9% 29.9% 8.8% 9.5% 9.5% 0.3% 0.3% 0.3% Commercial Consumer Mortgages Microcredit 14.3% 19.0% 26.1% 5.9% 11.3% 13.5% 14.7% 5.9% 1Q16 / 1Q15 1Q15 4Q15 1Q16 120.8 141.5 141.0

11 Haga clic para modificar l estilo de título del patrón 0.9x 0.6x 0.9x 1Q15 4Q15 1Q16 Loan portfolio quality Charge offs / Average NPLs 2.7% 2.6% 2.7% 1.6x 1.6x 1.5x 1.1x 1.1x 1.0x 1Q15 4Q15 1Q16 Allowances / NPLs Allowance / 30+ PDLs Allowances / Total loans 2.5% 2.4% 2.7% 1.7% 1.6% 1.8% 1Q15 4Q15 1Q16 30 days PDLs / Total loans NPLs / Total loans 1.5% 1.8% 2.0% 1.3% 1.6% 1.9% 1Q15 4Q15 1Q16 Impairment loss / Average loans Impairment loss (net of recoveries of charged-off assets) / Average loans (1) 30 days PDLs and NPLs exclude interest account receivables. (1) NPL defined as microcredit loans more than 30 days past due, consumer more than 60 days past due, mortgage more than 120 days past due and commercial loans more than 90 days past due (1) 30 days PDLs and NPLs exclude interest account receivables.

12 Haga clic para modificar l estilo de título del patrón Loan portfolio quality 1Q15 4Q15 1Q16 1Q15 4Q15 1Q16 Commercial 1.8% 1.6% 2.0% 1.2% 1.2% 1.4% Consumer 4.0% 3.8% 4.1% 2.7% 2.6% 2.7% Mortgages 2.9% 2.7% 2.9% 1.2% 1.1% 1.2% Microcredit 10.6% 9.5% 10.1% 10.6% 9.5% 10.1% Total loans 2.5% 2.4% 2.7% 1.7% 1.6% 1.8% Past due loans (1) Non-performing loans (2) (1) Past Due Loans + 30 / Total Loans. (2) NPL defined as microcredit loans more than 30 days past due, consumer and financial leases more than 60 days past due, mortgage more tan 120 days past due and commercial loans more than 90 days past due . (*) PDL + 30 days: including interest account receivables, is 2.7% for 4Q15 and 3.0% for 1Q16 (*) NPLs: including interest account receivables, is 1.8% for 4Q15 and 2.0% for 1Q16 (*) (*)

13 Haga clic para modificar l estilo de título del patrón Funding Figures in Ps. Trillions 1Q15 4Q15 1Q16 Others 0.3% 0.3% 0.3% Time deposits 38.1% 38.1% 39.1% Checking accounts 22.9% 24.6% 24.0% Savings accounts 38.7% 37.0% 36.7% Total Deposits 1Q16 / 1Q15 = 12.6% 1Q16 / 4Q15 = 0.7% 121.5 136.0 136.9 Deposit composition 1Q16 / 1Q15 = 8.5% 1Q16 / 4Q15 = 2.1% Growth excl. FX movement of Central American Operations 1Q15 4Q15 1Q16 Interbank borrowings 4.6% 5.2% 5.1% Long term bonds 9.5% 9.0% 8.7% Banks and others 9.9% 11.6% 10.6% Deposits 76.0% 74.2% 75.6% Total Funding 159.8 183.3 181.2 Funding composition 1Q16 / 1Q15 = 13.4% 1Q16 / 4Q15 = - 1.1% 1Q16 / 1Q15 = 9.1% 1Q16 / 4Q15 = 0.2% Growth excl. FX movement of Central American Operations 1.00x 0.96x 0.98x 1Q15 4Q15 1Q16 Deposits / Net loans (%)

14 Haga clic para modificar l estilo de título del patrón Attributable Shareholders Equity Attributable Equity + Minority Interest Capital Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (2) (1) Tangible Capital Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwill and o the r Intangibles. (2) The regulatory capital ratio for Banco de Bogotá for 4Q2015 has been restated as a result of discussions with the Superintendency of Finance in which it became evident that the bank’s calculation of its Solvency Ratios had omitted the inclusion of an existing OCI account in its re gulatory capital. Previously reported ratios were: 6.5% for Tier 1 and 10.65% for Total Solvency. 1Q15 4Q15 1Q16 Minority interest 7.7 8.3 8.5 Attributable equity 13.4 14.6 14.4 Attributable Equity + Minority Interest 1Q16 / 1Q15 = 8.7% 1Q16 / 4Q15 = - 0.1% 21.1 22.9 22.9 13.4 14.6 14.4 1Q15 4Q15 1Q16 Attributable Shareholders Equity 1Q16 / 4Q15 = - 1.3% 1Q16 / 1Q15 = 7.4% Total Equity / Assets Tangible capital ratio (1) 11.0% 10.6% 10.7% 7.9% 7.3% 7.4% 1Q154Q15 (2) 1Q16 1Q154Q151Q16 1Q154Q151Q16 1Q154Q151Q16 Primary capital (Tier 1) 7.8 9.4 10.0 10.0 9.6 9.9 11.0 10.6 10.7 10.5 10.6 10.2 Solvency Ratio 10.8 13.6 13.7 12.1 11.0 11.2 12.2 11.2 11.4 11.3 10.9 10.7

15 Haga clic para modificar l estilo de título del patrón 5.5% 5.5% 5.7% 1Q15 4Q15 1Q16 3.4% 3.6% 4.1% Avg.cost of total funds 6.3% 6.3% 6.5% 1Q15 4Q15 1Q16 9.8% 10.1% 10.9% Avg. yield on loans 2.4% 1.4% 1.3% 1Q15 4Q15 1Q16 5.9% 5.2% 5.7% Avg. yield on fixed income NIM – Net Interest Margin (1) Net Interest Margin: Net interest income divided by total average interest - earning assets. (2) When excluding the non - interest bearing funding the average cost of funds would have been 3.7% for 1Q15, 3.9% for 4Q15 and 4.5% for 1Q16. (3) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. (4) Net Fixed Income Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed In come securities and Interbank and overnight funds. Net Interest Margin (1) Loans Interest Margin (3) Net Fixed Income Margin (4) 1Q15 4Q15 1Q16 1Q16 / 1Q15 1Q16 / 4Q15 1.9 2.3 2.3 20.5% 2.9% Net interest income (trillions)

16 Haga clic para modificar l estilo de título del patrón Fees and other operating income Figures in Ps. Billions (1) Includes the portion of “Net Trading Income” related to derivatives. (2) Includes equity method income, dividend income and other income. 70.4% 75.1% 75.8% 5.6% 4.9% 2.9% 20.0% 16.3% 17.9% 4.0% 3.7% 3.5% 1Q15 4Q15 1Q16 Gross Fee income Banking fees Fiduciary activities Pension fees Other 994.6 1,184.6 1,195.6 1Q16 / 4Q15 = 0.9% 1Q16 / 1Q15 = 20.2% 1Q15 4Q15 1Q16 Income from non-financial sector, net 196.7 256.1 212.9 Net income from financial instruments designated at fair value 38.3 38.3 41.7 Derivatives and foreign exchange gains (losses), net (1) 61.7 227.5 251.2 Income from non-consolidated investments and other (2) 247.6 330.7 338.9 Total other operating income 544.2 852.5 844.6 Other operating income

17 Haga clic para modificar l estilo de título del patrón 47.4% 47.1% 44.1% 1Q15 4Q15 1Q16 3.3% 3.5% 3.4% 1Q15 4Q15 1Q16 Efficiency Ratio is calculated as personnel plus administrative and other expenses divided by net interest income plus net trading income, other income and fees and other services income, net ( e xcluding others). Operating expenses / Total Income Operating expenses / Average Assets Efficiency ratio Efficiency Ratio is calculated as annualized personnel plus administrative and other expenses divided by average of total assets. (1) Efficiency for 1Q16 and 1Q15, was calculated excluding the effect of Ps 267.7 billion and Ps 303.2 billion of wealth tax paid during each period, respectively. When included, efficiency would have been 50.4 % for 1Q16 and 56.9% for 1Q15, and 3.9% for both periods when calculated as a percentage of average assets. (1) (1) (1) (1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2016

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel